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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Maxcor Financial Group Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)
                                 31769Q - 10 - 8
                                 ---------------
                                 (CUSIP Number)

                                 Brian G. Clark
                     c/o Euro Brokers Investment Corporation
                       Two World Trade Center, 84th Floor
                               New York, NY 10048

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 17, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------------                           ----------------------------
CUSIP No.  31769Q-10-8                               Page   2    of  5  Pages
         ---------------                                  ------    ---
-------------------------                           ----------------------------

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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Brian G. Clark

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              OO

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

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       NUMBER OF                7      SOLE VOTING POWER
        SHARES 246,649 (including shares issuable upon currently exercisable Options)
                           -----------------------------------------------------

      BENEFICIALLY              8      SHARED VOTING POWER
        OWNED BY                       0
                           -----------------------------------------------------

         EACH                   9      SOLE DISPOSITIVE POWER
       REPORTING                       246,649 (including shares issuable upon

                                       currently exercisable Options)
                           -----------------------------------------------------

        PERSON                 10      SHARED DISPOSITIVE POWER
         WITH                          0
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              246,649 (including shares issuable upon currently exercisable Options)

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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.2%

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    14        TYPE OF REPORTING PERSON*

              IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         Brian G. Clark (the "Reporting Person") hereby amends his Statement on
Schedule 13D, dated August 23, 1996, relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc. (previously known as Financial Services Acquisition Corporation), a Delaware corporation, as follows:

Item 1.           Securities and Issuer

The text of Item 1 is hereby deleted and replaced in its entirety by the following:

                  This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Maxcor Financial Group Inc., a Delaware corporation (the "Issuer"), formerly known as Financial Services Acquisition Corporation. The Issuer's principal executive offices are located at Two World Trade Center, 84th Floor, New York, NY 10048.

Item 2.           Identity and Background

In paragraph (c) of Item 2, the words "Euro Brokers Inc." are hereby substituted for the words "Euro Brokers Investment Corporation."

Item 3.           Source and Amount of Funds
                  or Other Consideration

The following paragraphs are hereby added to the end of Item 3:

                  On November 22, 1996, the Reporting Person received a grant from the Issuer of 20,000 options to acquire its Common Stock ("Options"). The Options were incentive stock options, granted at an exercise price of $5.00, and vest in equal 20% increments on each of the first through fifth anniversaries of the date of grant.

                  On October 16, 1997, the Issuer commenced an exchange offer (the "Exchange Offer") pursuant to which it offered to exchange 0.1667 of a share of its Common Stock for each and every of its outstanding Warrants. The Issuer consummated the Exchange Offer on November 17, 1997 and accepted for exchange pursuant thereto approximately 95.1% of its outstanding Warrants. Pursuant to the Exchange Offer, the Reporting Person tendered all 318,369 Warrants previously beneficially owned by him and received in exchange therefor an aggregate of 53,072 shares of Common Stock (plus approximately $.38 in cash).

Item 5.           Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

                  (a) The Reporting Person currently beneficially owns 246,649 shares of Common Stock, which number includes 4,000 Options that are currently exercisable. In the Final Amendment to its Schedule 13E-4, dated December 2, 1996, relating to the Exchange Offer, the Issuer reported that, after giving effect to the issuance of shares of Common Stock pursuant to the Exchange Offer, a total of 11,330,631 shares of Common Stock were outstanding. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 2.2% of the Common Stock outstanding following the Exchange Offer (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

A new paragraph (e) is hereby added to Item 5 as follows:

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                  (e) As of November 17, 1997 (the date on which the Exchange
         Offer was consummated), the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Understandings or Relationships with Respect to Securities of the Issuer

The following sentence is hereby added to the end of the 1st paragraph (commencing with "In accordance with the terms of the Merger Agreement...") under Item 6:

         The escrow period expired on August 16, 1997, without any claim being made for the shares of Common Stock placed in escrow, and, accordingly, all such shares were released without the making of any adjustments.

The following sentence is hereby added to the end of the 3rd paragraph (commencing with "According to the terms of the Merger Agreement...") under
Item 6:

         As a result of the consummation of the Exchange Offer, the Security Transfer Agreement is no longer applicable to any securities beneficially owned by the Reporting Person.

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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

Dated: December 9, 1997

                                                          /s/ Brian G. Clark
                                                          ----------------------
                                                              Brian G. Clark